SEGA CORPORATION

SEGA®

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

November 14, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Additional Information in Interim Results Announced in November 12, 2003

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

S. Yamazaki

Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

dlw 11/19

November 13, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office

Additional Information in Interim Results Announced in November 12, 2003

SEGA CORPORATION announced the additional information for the interim financial results announced in November 13, 2003.

-Of gain on sale of property and equipment, ¥1,048 million was from sale of assets regarding the online game in the U.S.

-Buyer: Nokia (Headquartered in Espoo, Finland)

-Amount of Selling Price: $12 million

End